
11008027


SEC MAIL PROCESSING
RECEIVED
JUN 28 2011
WASH, D.C.
211
SECTION

Corrections Corporation of America
401(k) Savings and Retirement Plan

Financial Statements and Schedule
as of and for the years ended
December 31, 2010 and 2009
Together With Report of Independent
Registered Public Accounting Firm



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-16109

CORRECTIONS CORPORATION OF AMERICA 401(k) SAVINGS AND RETIREMENT PLAN

(Full title of the Plan)

CORRECTIONS CORPORATION OF AMERICA

(Name of the issuer of the securities held pursuant to the Plan)

10 BURTON HILLS BLVD., NASHVILLE, TENNESSEE 37215

(Address and zip code of principal executive offices of the issuer)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Corrections Corporation of America 401(k)
Savings and Retirement Plan



Date: June 23, 2011

By: ______________________

Name: Todd J Mullenger

Title: Executive Vice President, Chief Financial Officer and Treasurer of CCA of Tennessee, LLC, the Plan Administrator, and of Corrections Corporation of America, the sole member of CCA of Tennessee, LLC

INDEX OF EXHIBITS

Exhibit Number	**Description of Exhibits**
23.1	Consent of Lattimore Black Morgan & Cain, PC, Independent Registered Public Accounting Firm

Exhibit 23.1



Lattimore Black Morgan & Cain, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Reg. No. 333-157999) Corrections Corporation of America of our report dated June 23, 2011, with respect to the financial statements and supplemental schedule of Corrections Corporation of America 401(k) Savings and Retirement Plan included in this Annual Report on Form 11-K for the year ended December 31, 2010.

Lattimore Black Morgan & Cain, PC

Brentwood Tennessee
June 23, 2011

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS



LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Corrections Corporation of America 401(k) Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Corrections Corporation of America 401(k) Savings and Retirement Plan as of December 31, 2010 and 2009 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore Black Morgan & Cain, PC

Brentwood, Tennessee
June 23, 2011

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
INVESTMENTS, at fair value	**$ 169,948,484**	$ 155,922,206
RECEIVABLES:		
Employer contributions	**8,328,231**	8,578,902
Participants' contributions	**1,336**	1,968
Participants' loan payments	**616**	508
Notes receivable from participants	**11,222,866**	10,504,911
Total receivables	**19,553,049**	19,086,289
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	**189,501,533**	175,008,495
Adjustment from fair value to contract value for fully benefit-responsive investment contract	**(264,767)**	(62,111)
NET ASSETS AVAILABLE FOR BENEFITS	**$ 189,236,766**	$ 174,946,384

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(K) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	**$ 174,946,384**	$ 126,090,332
ADDITIONS:		
Interest income on notes receivable from participants	**563,803**	639,008
Dividends	**1,467,759**	1,416,894
Employer contributions	**8,328,231**	8,578,902
Participants' contributions	**12,411,720**	12,467,482
Net appreciation in fair value of investments	**11,448,452**	36,121,207
Total additions	**34,219,965**	59,223,493
DEDUCTIONS:		
Administrative expenses	**159,055**	184,403
Benefit distributions	**19,770,528**	10,183,038
Total deductions	**19,929,583**	10,367,441
NET ASSETS AVAILABLE FOR BENEFITS, end of year	**$ 189,236,766**	$ 174,946,384

The accompanying notes are an integral part of these financial statements.

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

1. DESCRIPTION OF THE PLAN

The following description of the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan" or "CCA 401(k)") is provided for general purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Plan Sponsor

The Plan's sponsor is CCA of Tennessee, LLC ("CCA of TN"), a wholly owned subsidiary of Corrections Corporation of America ("CCA" or the "Company") and successor by statutory conversion to CCA of Tennessee, Inc. The Plan is a defined contribution plan that was established by a predecessor of CCA on January 1, 1999 to provide retirement benefits to its employees. The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Amendments

Effective January 1, 2009, the Plan was amended to reflect the co-employment relationship among the Company and its adopting Controlled Group Members, the Employers, and the Employees. As such, the Company deemed it advisable and in the best interests of the Employees that the Plan qualifies as a "multiple employer" plan as described in Section 413(c) of the Internal Revenue Code.

Participating Employers

Effective January 1, 2009, the Plan was amended to allow other affiliated employers to participate in the Plan ("Participating Employers"), as it deemed appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: Transcor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Georgia, PC; Correctional Medicine Associates of TX, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates of Georgia, PC; Correctional Dental Associates, PC; Correctional Dental Associates of Florida, PA; Correctional Dental Associates of Colorado, PC; and Stephen Merrill DMD, PC.

Eligibility

Employees of the Company who are at least 18 years of age and have completed one year of service, as defined by the Plan, are eligible for participation in the Plan on the following January 1, April 1, July 1, or October 1 of the year in which they meet these eligibility requirements.

Contributions

The Plan allows eligible employees to contribute up to 90% of their pre-tax compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions (as defined by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA")).

The plan agreement indicates that the Company may provide discretionary employer "basic" and "matching" contributions. During 2010 and 2009, CCA provided discretionary matching contributions equal to 100% of each employee's contributions, up to 5% of the employee's eligible compensation. CCA did not provide a discretionary basic contribution during 2010 or 2009.

Plan sponsor and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.

Vesting

Participants are fully vested in their employee and/or rollover contributions and the earnings (losses) thereon. Vesting in employer contributions is based on years of service. All active participants become vested in employer contributions and investment earnings (losses) thereon, according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%

In the event of death, disability or upon attainment of the Plan's retirement age, as defined in the plan agreement, participants become fully vested in their employer contributions.

Distributions

Upon death, disability, retirement or termination of employment, participants or their beneficiaries may elect to receive a lump-sum distribution, payable in the form of cash and/or shares of the Company common stock of the vested portion of their account balance.

Participants who were participants in a plan assumed by the Company in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the plan administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by the Company. A hardship can only be taken from the amounts accumulated in the participant's account through employee deferral contributions.

Forfeitures

Amounts not vested upon termination of employment are forfeited by participants and may be used to fund the Company's matching or basic contributions. At December 31, 2010 and 2009, unallocated non-vested accounts totaled approximately $391,000 and $349,000 respectively. During the years ended December 31, 2010 and 2009, total forfeitures of $386,000 and $340,000, respectively, were used to reduce employer contributions made during the 2011 and 2010 Plan years, respectively.

Notes Receivable From Participants

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant's account. Each loan bears an interest rate of prime plus 1% and is fixed over the life of the note. The interest rates on outstanding loans as of December 31, 2010 ranged from 4.25% to 9.25%.

Plan Termination

Although it has not expressed any intention to do so, the Company may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants' interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum distributions as soon as practicable after the termination.

Trustee and Investment Custodians

Frontier Trust Company ("Trustee") serves as the Plan's trustee. Frontier Trust Company also serves as the Plan's custodian for all plan assets except those invested in the Company common stock. Matrix Capital Bank Trust Services serves as custodian for plan assets invested in the Company common stock. (Collectively, Frontier Trust Company and Matrix Capital Bank Trust Services are referred to as the "Custodians").

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* ("ASU 2010-25"). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Plan adopted the amendments in ASU 2010-25, which have been applied retrospectively throughout the Plan's financial statements. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. Interest income for 2009 related to participant loans has been reclassified to interest income from notes receivable from participants.

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. The Plan adopted ASU 2010-06 for the plan year ended December 31, 2010 which did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are carried at market value as determined on the last day of the Plan year. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

All participants' accounts are charged a quarterly administrative fee to cover administrative costs. All costs not covered by this charge are borne by the Company and therefore, are not included in the accompanying statements of changes in net assets available for benefits. In 2010, the Company did not pay any administrative expenses for the Plan. In 2009, the Company paid administrative expenses in the amount of $19,795.

Risks and Uncertainties

Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Additionally, as of December 31, 2010 and 2009, approximately 29% and 35% respectively of the Plan's investments were held in the Plan sponsor's common stock. As such, the underlying value of the overall investment holdings is dependent on the performance of the Company's common stock and the market's evaluation of such performance.

Events Occurring After Reporting Date

The Plan Sponsor has evaluated events and transactions that occurred between December 31, 2010 and the issuance date of the report for possible recognition or disclosure in the financial statements.

3. INVESTMENTS

Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2010, the Plan had seventeen investment options, consisting of fifteen mutual funds, a common collective trust fund and the Company common stock. These investment options are described as follows:

1. **The Morley Stable Value Fund** – a common collective trust fund that seeks current income, primarily through a diversified portfolio of high-quality fixed-income investments, consistent with capital preservation and prudent investment risk.

2. **Intermediate Bond Fund of America** – a mutual fund that seeks to provide current income and preservation of capital through a bond portfolio. It invests primarily in debt securities with high quality ratings. The fund maintains a portfolio having a dollar-weighted average maturity of no less than three years and no greater than five years under normal market conditions.

3. **Washington Mutual Investors Fund** – a mutual fund that seeks current income and an opportunity for growth of principal through common stock investing. This fund invests primarily in common stocks of larger, more established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.

4. **American Balanced Fund** – a mutual fund that seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and securities issued and guaranteed by the U.S. government. This fund normally maintains at least 50% of assets in common stocks and at least 25% of assets in debt securities, including money market securities, thus, offering wide diversification and a balanced approach.

5. **Allianz AGIC Growth Fund** – a mutual fund that seeks to provide long-term growth of capital; income is an incidental consideration. This fund normally invests 65% of assets in common stocks of growth companies with market capitalizations of at least $5 billion. The fund invests in stocks with above-average growth prospects. The fund may invest up to 15% of assets in non-U.S. securities.

6. **Prudential Jennison Mid-Cap** – a mutual fund that seeks long-term capital appreciation. The fund normally invests at least 80% of assets in equity and equity-related securities of medium-sized companies with the potential for above-average growth.

7. **EuroPacific Growth Fund** – a mutual fund that seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin that the investment adviser believes have the potential for growth. The fund may also hold cash, money market instruments and fixed-income securities.

8. **Wells Fargo Advantage Index Fund** – a mutual fund that seeks to replicate the total return of the S&P 500 Index, before fees and expenses. This fund normally invests all of its net assets in the S&P 500 Index Master Portfolio. Under normal conditions the Master Portfolio invests at least 80% of net assets in the same stocks and in substantially the same percentages as the S&P 500 Index.

9. **Growth Fund of America** – a mutual fund that seeks long term growth of capital. This fund invests primarily in common stocks, with management of the fund selecting securities that appear to offer superior opportunities for growth of capital. It may also invest a portion of its assets in securities of issuers domiciled outside the United States. The fund may also hold cash or money market instruments.

10. **Columbia Small Cap Value Fund** – a mutual fund that seeks long term capital growth. This fund normally invests at least 80% of assets in common stocks issued by domestic companies with market capitalizations equal to or less than the largest stock in the Russell 2000 Value Index. It may invest up to 20% of its total assets in foreign securities.

11. **Company Common Stock** – Corrections Corporation of America common stock.

12. **Principal LifeTime Strategic Income** – a mutual fund that seeks current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors seeking current income and secondarily capital appreciation.

13. **Principal LifeTime 2010** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

14. **Principal LifeTime 2020** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

15. **Principal LifeTime 2030** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

16. **Principal LifeTime 2040** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

17. **Principal LifeTime 2050** – a mutual fund that seeks a total return consisting of long-term growth of capital and current income. The fund invests in underlying Principal domestic and foreign equity, real estate investments, and fixed-income funds according to an asset allocation strategy designed for investors having an investment time horizon comparable to that of the fund. It allocates the assets more conservatively over time. The fund invests in PFI Institutional Class shares of underlying funds.

The stated objectives of these funds, which may change from time to time, are not necessarily indicators of actual performance.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2010 and 2009 is as follows:

	2010
Washington Mutual Investors Fund	**$ 17,014,208**
EuroPacific Growth Fund	**$ 10,503,297**
American Balanced Fund	**$ 18,621,245**
Morley Stable Value Fund	**$ 13,908,680**
Allianz AGIC Growth Fund	**$ 12,618,814**
Company Common Stock	**$ 53,175,315**

	2009
Washington Mutual Investors Fund	$ 14,888,023
EuroPacific Growth Fund	$ 9,157,765
American Balanced Fund	$ 15,106,540
Morley Stable Value Fund	$ 13,237,163
Allianz AGIC Growth Fund	$ 11,036,266
Company Common Stock	$ 57,580,036

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,448,452 and $36,121,207 respectively, as follows:

	2010	2009
Washington Mutual Investors Fund	**$ 1,644,231**	$ 2,019,050
Morley Stable Value Fund	**241,698**	315,228
Fidelity Advisor Mid-Cap Fund – T	**-**	1,710,949
Prudential Jennison Mid Cap Fund	**1,501,377**	573,360
Wells Fargo Advantage Index Fund	**545,265**	705,536
Intermediate Bond Fund of America	**154,893**	214,527
EuroPacific Growth Fund	**820,813**	2,359,348
American Balanced Fund	**1,806,080**	2,281,982
Growth Fund of America	**671,579**	1,256,702
Columbia Small Cap Value Fund	**1,006,734**	735,309
Hartford Growth Fund-A	**-**	1,848,672
Allianz AGIC Growth Fund	**1,492,411**	995,741
Principal Lifetime Strategic Income Fund	**28,763**	26,941
Principal Lifetime 2010 Portfolio	**146,789**	132,271
Principal Lifetime 2020 Portfolio	**287,646**	317,311
Principal Lifetime 2030 Portfolio	**272,496**	248,055
Principal Lifetime 2040 Portfolio	**160,326**	194,024
Principal Lifetime 2050 Portfolio	**46,094**	31,460
Company Common Stock	**621,257**	20,154,741
	$ 11,448,452	$ 36,121,207

4. FAIR VALUE MEASUREMENTS

The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

1. *Common stock*: Valued at the closing price reported on the active market on which the individual security is traded.

2. *Mutual funds*: Valued at the net asset value of shares held by the Plan at year end in an active market.

3. *Common collective trust fund:* The value of the Plan's interest in the Morley Stable Value Fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan.

   Investments in collective trust funds that include benefit-responsive investment contracts are presented at fair value in the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of these investments also is presented on the face of the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

Fair Value Measurements as of December 31, 2010 using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 4,645,564			$ 4,645,564
Balanced funds	18,621,245			18,621,245
Growth (large) funds	35,983,139			35,983,139
Growth (mid) funds	8,752,985			8,752,985
Growth (small) funds	5,217,104			5,217,104
Growth (international) funds	10,503,297			10,503,297
Multi-asset funds	9,487,742			9,487,742
Bond funds	7,356,905			7,356,905
Other funds	2,296,508			2,296,508
Total mutual funds	102,864,489			102,864,489
Common stock	53,175,315			53,175,315
Common collective trust fund		13,908,680		13,908,680
Total assets at fair value	$ 156,039,804	$ 13,908,680	$	$ 169,948,484

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

Fair Value Measurements as of December 31, 2009 using the following inputs:

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 3,535,775			$ 3,535,775
Balanced funds	15,106,540			15,106,540
Growth (large) funds	31,174,328			31,174,328
Growth (mid) funds	6,978,331			6,978,331
Growth (small) funds	3,703,600			3,703,600
Growth (international) funds	9,157,765			9,157,765
Multi-asset funds	5,332,226			5,332,226
Bond funds	6,956,682			6,956,682
Other funds	3,159,760			3,159,760
Total mutual funds	85,105,007			85,105,007
Common stock	57,580,036			57,580,036
Common collective trust fund		13,237,163		13,237,163
Total assets at fair value	$ 142,685,043	$ 13,237,163	$	$ 155,922,206

5. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated June 10, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Company's management believes that the Plan is qualified and the related trust was tax-exempt through the years ended December 31, 2010 and 2009.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6. RELATED PARTY TRANSACTIONS

Frontier Trust Company is the trustee and custodian of the Plan for all plan assets except those invested in Company common stock, and Matrix Capital Bank Trust Services is the custodian of the Company common stock. Therefore, transactions with these parties qualify as party-in-interest transactions. Investments held with these parties totaled $2,296,508 and $3,159,760 at December 31, 2010 and 2009, respectively. The Plan also held notes receivables from participants with a current value of $11,222,866 and $10,504,911 as of December 31, 2010 and 2009, respectively.

7. RECONCILIATION TO FORM 5500

As of December 31, 2010 and 2009, the Plan had $586,783 and $216,192 respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

The following is a reconciliation of the net assets available for benefits and benefits payable to participants at December 31, 2010 and 2009, per the financial statements to the Form 5500.

	Benefits Payable		**Net Assets Available for Benefits**	
	2010	2009	**2010**	2009
Per the financial statements	**$ -**	$ -	**$189,236,766**	$174,946,384
Amounts allocated to withdrawing participants	**586,783**	216,192	**(586,783)**	(216,192)
Per the Form 5500	**$ 586,783**	$ 216,192	**$188,649,983**	$174,730,192

The following is a reconciliation of benefit distributions for the years ended December 31, 2010 and 2009, per the financial statements to the Form 5500.

	2010	2009
Per the financial statements	**$ 19,770,528**	$ 10,183,038
Add: Amounts allocated to withdrawing participants at end of year	**586,783**	216,192
Deduct: Amounts allocated to withdrawing participants at end of prior year	**(216,192)**	(202,104)
Per the Form 5500	**$ 20,141,119**	$ 10,197,126

8. LIMITATION ON COMPANY STOCK FUND ELECTIONS AND TRANSFERS INTO THE COMPANY STOCK FUND

The Plan Administrative Committee, with the approval of the Plan sponsor's Board of Directors, implemented a limit on the percentage of new contributions that plan participants are permitted to invest in the Company stock fund. Transfers into the Company stock fund from the Plan's other funds are also subject to the same limitation.

Twenty-five percent (25%) is the maximum percentage of a participant's new contributions that are permitted to be invested in the Plan's Company stock fund. Requests to transfer funds into the Company stock fund will not be permitted if, at the time of transfer, the transfer would cause the participant's Company stock fund balance to exceed 25% of the participant's total plan balance.

SCHEDULE I

CORRECTIONS CORPORATION OF AMERICA
401(k) SAVINGS AND RETIREMENT PLAN

EIN: 62-1806755
Plan Number: 001

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value **
*Frontier Trust Company	Interest bearing cash	$ 1,289,667
*Matrix Capital Bank	Matrix Capital Bank Trust Services Premier Unitized Account	1,006,841
The American Funds Group	Intermediate Bond Fund of America	7,356,905
The American Funds Group	American Balanced Fund	18,621,245
The American Funds Group	Washington Mutual Investors Fund	17,014,208
The American Funds Group	EuroPacific Growth Fund	10,503,297
Allianz Funds	Allianz AGIC Growth Fund	12,618,814
The American Funds Group	Growth Fund of America	6,350,117
Columbia Funds	Columbia Small Cap Value Fund	5,217,104
Wells Fargo Investments	Wells Fargo Advantage Index Fund	4,645,564
Prudential Investments	Prudential Jennison Mid Cap Fund	8,752,985
Morley Financial	Morley Stable Value Fund	13,908,680
Principal Financial	Principal Lifetime Strategic Income Fund	655,906
Principal Financial	Principal Lifetime 2010 Portfolio	1,531,103
Principal Financial	Principal Lifetime 2020 Portfolio	2,804,185
Principal Financial	Principal Lifetime 2030 Portfolio	2,697,441
Principal Financial	Principal Lifetime 2040 Portfolio	1,406,413
Principal Financial	Principal Lifetime 2050 Portfolio	392,694
*CCA	CCA Common Stock	53,175,315
*Various plan participants	Loans to participants (interest rates from 4.25% to 9.25%)	11,222,866
	Total Investments	$ 181,171,350

* Indicates party-in-interest.
** Cost information is not required for participant-directed investments.